John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

April 13, 2016

Mr. James O’Connor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gardner Lewis Investment Trust (the “Trust”) (File Nos. 033-53800 / 811-07324)

Dear Mr. O’Connor:

On March 18, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A. The preliminary proxy statement relates to the solicitation of the vote of shareholders of the Chesapeake Core Growth Fund (the “Fund”), a series portfolio of the Trust, relating to an agreement and plan of reorganization, revisions to the Fund’s fundamental investment restrictions, and the election of trustees.

You recently provided comments to me relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a definitive proxy statement. The definitive proxy statement will reflect the responses to the comments as described in this letter.

Proposal 1

1.	Comment:	Please clarify in the “Introduction and Background” section of Proposal 1 that the Chesapeake Growth Fund is party to a separate merger proposal into a separate series of the new Delaware statutory trust.

Response:	The Trust has revised the disclosure as you have requested.

2.	Comment:	In the “Summary of the Reorganization” section, please explain what is meant by the statement indicating that the Trustees have not independently verified the accuracy of the information supplied by the Adviser. It is the staff’s view that in determining that a merger is in the best interest of the investors a board has an obligation to evaluate independently all relevant agreements and all relevant information about performance and operations. The board of trustees should request and evaluate all information reasonably necessary to their determinations, giving weight to those factors relevant to the specific transaction that has been proposed.

Response:	The Trust has removed the disclosure that you refer to in your comment.

Mr. O’Connor
U.S. Securities and Exchange Commission
April 13, 2016

Proposal 2

3.	Comment:	In Proposal 2.1, please remove the words “collateral” and “permitted” from the paragraph in that section beginning with “a senior security is.”

Response:	The Trust has revised the disclosure as you have requested.

Proposal 3

4.	Comment:	Please confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and that none are pending.

Response:	The Trust confirms that there have been no legal proceedings in the past 10 years against any of the Trustees, nominees or officers of the Trust and that none are pending.

5.	Comment:	Please disclose in this Proposal whether the Board of Trustees has a formal diversity policy.

Response:	The Trust has revised the disclosure as you have requested.

6.	Comment:	Please disclose why the Trust does not have a lead independent director.

Response:	The Trust has revised the disclosure as you have requested.

7.	Comment:	In the paragraph discussing Mr. Speed’s background it notes that he has experience as the President and CEO of an insurance company and as President of a consulting and private investment company. Please identify these companies.

Response:	The names of these companies are identified in the chart directly below this section and include a reference to NC Mutual Insurance Company and Speed Financial Group, Inc.

8.	Comment:	In the Interested Nominee table, please confirm whether Mr. Gardner’s positions including as officer, employee, director or general partner held with affiliated persons or principal underwriters of the Trust have been described.

Response:	The Trust confirms that Mr. Gardner’s positions with affiliated persons of the Trust have been described in this section.

9.	Comment:	The table on ownership of securities by Trustee nominees requires the inclusion of immediate family members.

Response:	The Trust is not aware of any securities being held by any immediate family members of the Trustee nominees and, as such, has not included this in the table. The Trust also notes that the disclosure indicates that Mr. Gardner currently owns in excess of $100,000 shares and, as such, any additional amounts that may be owned by his family members would not change the ownership code disclosed.

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Mr. O’Connor
U.S. Securities and Exchange Commission
April 13, 2016

10.	Comment:	In the table on ownership of securities by Trustee nominees, the code “A” is confusing. Please revise to say “None.”

Response:	The Trust has revised the disclosure as you have requested.

11.	Comment:	In the section titled “Board Meetings and Standing Committees,” please provide the information in the ownership of securities section required by Items 22(b)(8) through (10) of Schedule 14A for the directors or nominees that are not interested persons or indicate that these items do not apply.

Response:	The Trust does not believe there is any information to disclose in response to Items 22(b)(8) through (10) of Schedule 14A that has not been disclosed, and it does not believe that it is required to include (as applicable) negative disclosure in the proxy statement.

12.	Comment:	In the “Board Meetings and Standing Committees” section, regarding the “Officers Who Are Not Trustees” paragraph, if there are no other funds overseen or other directorships held, please use the term "none."

Response:	The Trust has revised the disclosure as you have requested.

Further Information about Voting and the Special Meeting

13.	Comment:	The Staff respectively disagrees with the statement that a broker non-vote “will have the effect of a “no” vote with respect to the election of directors in this proxy. First, this a non-contested election for directors of a registered investment company and, thus, brokers have the right to vote uninstructed shares because the matter is considered routine under an exemption to Rule 452 of the NYSE. Second, even if the non-contested election of directors were non-routine, e.g., if the Fund were a BDC or an operating company, broker non-votes would be treated as of no effect, rather than “no” votes, because the trustees are elected by a plurality of the votes cast.

Response:	The Trust has revised the disclosure as you have requested.

*                          *                           *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and
•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively

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